AMENDED SUPPLEMENT
                             DATED FEBRUARY 9, 1998,
                        TO THE OFFER TO PURCHASE FOR CASH

                UP TO $30,000,000 PRINCIPAL AMOUNT OF OUTSTANDING
                        8.40% SUBORDINATED NOTES DUE 1993
                                       OF
                          AMERICAN CAPITAL CORPORATION
                                  AT A PRICE OF
                 $100 NET PER $1,000 PRINCIPAL AMOUNT OF NOTES,

                                       AND

               UP TO 1,950,000 OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                       TRANSCAPITAL FINANCIAL CORPORATION
                                  AT A PRICE OF
                           $1.00 NET PER COMMON SHARE,

                                       BY

           ALLIANCE STANDARD II L.L.C. AND ALLIANCE STANDARD II CORP.
-------------------------------------------------------------------------------

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
               NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 17, 1998,
                          UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------



      CERTAIN CONDITIONS TO THE OFFER RELATING TO THE ACC PREFERRED SHARES (AS HEREINAFTER DEFINED) HAVE NOT BEEN SATISFIED AS OF THE DATE HEREOF, AND ARE NOT CAPABLE OF BEING SATISFIED ON OR PRIOR TO THE EXPIRATION DATE. ACCORDINGLY, THE OFFER IS HEREBY WITHDRAWN WITH RESPECT TO THE ACC PREFERRED SHARES. SEE SECTIONS 8 AND 13 OF THE OFFER TO PURCHASE AS SUPPLEMENTED AND AMENDED HEREBY. THE TERMS OF THE OFFER RELATING TO THE NOTES AND THE TFC COMMON STOCK (AS EACH SUCH TERM IS HEREINAFTER DEFINED) HAVE NOT BEEN MODIFIED EXCEPT AS SPECIFICALLY SET FORTH BELOW.

      This amended supplement (the "Amended Supplement") amends and supplements the Offer to Purchase dated January 12, 1997 (the "Original Offer to Purchase," and, as supplemented and amended hereby, the "Offer to Purchase"), of Alliance Standard II, L.L.C. ("Purchaser LLC"), a Delaware limited liability company wholly owned by LJ Investments, L.L.C. ("Investments LLC"), a Delaware limited liability company, and Alliance Standard II Corp. ("Purchaser Corp.," and collectively with Purchaser LLC, the "Purchasers"), a British Virgin Islands corporation wholly owned by LJ Investments Corp.

("Investments Corp." and collectively with Investments LLC, the "Funds"), a British Virgin Islands corporation. Capitalized terms used but not otherwise defined herein have the meanings established in the Original Offer to Purchase. Pursuant to the Offer to Purchase, the Purchasers are offering to purchase

      (i)up to $30,000,000 principal amount of outstanding 8.40% Subordinated Notes due 1993 of American Capital Corporation, at a price of $100 per $1,000 principal amount of Notes (including any accrued interest thereon), and

      (ii)up  to  1,950,000   outstanding   shares  of  TransCapital   Financial
         Corporation's Common Stock, par value $1.00 per share, at a price of $1.00 per TFC Common Share,

      net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

      The Original Offer to Purchase is hereby amended and supplemented as follows:

      The Expiration Date of the Offer to Purchase is extended to Midnight, New York City time, on Tuesday, February 17, 1998. Any reference in the Offer to Purchase to the "Expiration Date" means such date, unless it is further extended.

COVER PAGE OF THE ORIGINAL OFFER TO PURCHASE. The following paragraph is added to page 2 of the cover page of the Original Offer to Purchase:

      "The Purchasers will pay the soliciting dealer's fees described in "Introduction" and Section 15 only if the person tendering Notes or TFC Common Shares designates a dealer as the soliciting dealer in the applicable Letter of Transmittal. See "Introduction," Section 15 and the Letters of Transmittal."

INTRODUCTION. The following language is hereby inserted in place of the first sentence of the first full paragraph on page 2 of the Original Offer to
Purchase:

          "The Purchasers will pay soliciting dealer's fees of $2.00 per $1,000 principal amount of Notes and $0.10 per TFC Common Share to brokers, dealers and other persons for soliciting tenders of Notes and Shares from their clients pursuant to the Offer, provided, however, that no such fees will be paid with respect to Notes or Shares beneficially owned by such brokers, dealers or other persons. No such fees will be paid to a soliciting broker, dealer or other person in respect of Notes or Shares registered in the name of such broker, dealer or other person unless such Notes or Shares are held by such broker, dealer or other person as nominee and such Notes or Shares are being tendered for the benefit of beneficial owners identified in the applicable Letter of Transmittal."

4. ACCEPTANCE FOR PAYMENT AND PAYMENT. The following language is hereby inserted in place of the first sentence of the first full paragraph on page 2 of the Original Offer to Purchase:

      "Holders tendering Definitive Notes or Share Certificates must identify, on the applicable Letter of Transmittal, an account at a brokerage house that is, or clears its customers' securities trades through, a Depository Trust Company participant, to which book-entry Notes or Shares can be credited if a portion of the Notes or Shares represented by a tendered Definitive Note or Share Certificate has been tendered and a portion has not been tendered, or if a portion has been accepted for payment and a portion has not been accepted for payment. Such holders must also have their signatures on the applicable Letter of Transmittal guaranteed. See the Letters of Transmittal provided herewith."

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following sentence is added as the third sentence of the first full paragraph on page 14 of the Original Offer to Purchase:

      "Holders of Notes and Shares who previously claimed a deduction with respect to their Notes or Shares on the basis that they were worthless securities will generally have a zero basis with respect to their Notes or Shares and thus will recognize gain in an amount equal to the cash received by them pursuant to the Offer. "

8. CERTAIN INFORMATION CONCERNING THE COMPANIES. The paragraph beginning on page 22 which carries over to page 23 is amended to read in its entirety as follows:

     "On December 22, 1997, the Claims Court ruled in favor of the plaintiffs on the issue of liability in four cases involving financial institutions other than Transohio. These four cases were selected as "Test Cases" for the purposes of extending summary judgement from the Supreme Court's decision in the Winstar Litigation. The Claims Court ordered that, in all Winstar-related cases where there are pending summary judgment motions or cross-motions filed by plaintiffs, the defendant must show cause, within 60 days, why those motions should not be granted, and liability found on all Winstar contract issues based upon its December 22, 1997 decision. The government has vigorously defended its position as to both liability and damages. No assurance as to the outcome of this process can be made. On February 5, 1998, the holding company of Coast Federal Savings Bank FSB, a thrift which is prosecuting a Winstar-type action against the government, issued a press release regarding their pending lawsuit, which press release is attached hereto as Annex F. Purchasers are unable to predict what impact, if any, the information disclosed in the press release will have with respect to the Action. Shareholders are urged to follow developments in the

     Winstar Litigation through their brokers, other financial and legal advisors, business information media and other sources."

     The following three paragraphs are hereby inserted before the first full paragraph of on page 25 of the Original Offer to Purchase:

          "Representatives of the Purchasers and their advisors have had telephone discussions with representatives of the Companies and their legal counsel. In these discussions, the representatives of the Purchasers and their advisors informed the representatives of the Companies and their counsel that the Purchasers have commenced this Offer and summarized the terms thereof. The representatives of the Purchasers requested access to the lists of holders of the Notes and Shares of the Companies, and noted the request by the Purchasers for the lists of holders of the Shares made pursuant to Rule 14d-5 under the Exchange Act. The Companies have provided the list of holders of TFC Common Stock for the Purchasers' use in mailing the Offer to Purchase, and have indicated that they will provide the list of holders of the Notes. The representatives of the Companies asked the Purchasers to consider providing financial support for the prosecution of the Action. The Purchasers have informed the representatives of the Companies that the Purchasers intend to defer making any decision with respect to providing financial support for the Action until the conclusion of the Offer, and will not enter into any other agreement or understanding with the Companies at this time.

          "The Purchasers, the Companies, and their respective representatives and advisors (including legal counsel for the Purchasers) discussed the Action, but the representatives of the Companies did not provide any information that is not already part of the public record.

          "After the commencement of the Offer, representatives of the Purchasers and their counsel were advised by representatives of the Companies and by a holder of Notes that in March 1997 the trustee under the indenture governing the Notes commenced an action (the "Noteholder
     Litigation")  against  ACC  with  respect  to  the  Notes.  The  Noteholder
     Litigation seeks damages in excess of $133,000,000 in respect of the failure of ACC to pay principal of and interest on the Notes through March 5, 1997. The docket in the Noteholder Litigation indicates that the plaintiffs have moved for summary judgment, which motion appears to be pending, and also that the matter has been set down for trial. Representatives of both ACC and such holder of Notes have confirmed to representatives of the Purchasers that the parties have conducted negotiations that have failed to lead to a completed agreement."

9. CERTAIN INFORMATION CONCERNING THE PURCHASERS AND THE FUNDS. The fourth sentence in the first paragraph of Section 9, on page 25 of the Original Offer to Purchase, is replaced by the following:

      "The business of Investments LLC and Investments Corp. is to hold the equity interests in the Purchasers and other similar entities."

      The first full paragraph on page 26 of the Original Offer to Purchase is replaced by the following:

          "The Purchasers have now been fully capitalized and hold cash and cash equivalents in an aggregate amount equal to approximately $6,500,000, which is sufficient to cover the cost and expenses of the Offer. The Purchasers have agreed to allocate between themselves the Notes and Shares purchased hereunder at the time of acceptance for payment of the Notes and Shares. Balance sheets of Purchaser LLC and Purchaser Corp. are attached hereto as Annex D and Annex E, respectively."

13. CERTAIN CONDITIONS OF THE OFFER. The phrase "prior to the Expiration Date" is hereby inserted at the end of the lead-in paragraph which appears on Page 30 of the Original Offer to Purchase prior to the list of conditions to the Offer.

      All references in Section 13 of the Original Offer to Purchase to the "sole discretion" and the "sole judgment" of the Purchasers are hereby changed to the "reasonable discretion" and the "reasonable judgment," respectively, of the Purchasers.

      Section 13 of the Original Offer to Purchase, as amended hereby, provides in pertinent part that:

      "[T]he Purchasers shall not be required to accept for payment or . . . pay for, . . . or may terminate or amend the Offer as to any Notes or Shares not then paid for, if any of the following events shall have occurred or be deemed by Purchasers to have occurred prior to the Expiration Date:

          a. there shall be threatened, instituted or pending any action . . . by any . . . person . . . before any court . . ., (i) . . ., (B) seeking to obtain material damages . . ., (v) seeking any material diminution in the benefits expected to be derived by Purchasers, the Funds or any other affiliate of the Funds as a result of the Offer, or (vi) . . . which . . ., in the reasonable judgment of Purchasers, might materially adversely affect . . . the value of the Notes or Shares;

          b. there shall be any action taken, or any . . . judgment [or] order . . . proposed . . ., that, in the reasonable judgment of the Purchasers, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above;

          c. the Purchasers shall have learned of any change that has, since September 30, 1995 [i.e., the last day of the quarter that is the subject of the Companies' most recent Exchange Act reports], occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholders' equity, ownership or prospective ownership of debt or equity securities of either Company (including, without limitation, disposition by ACC of TFC Common Shares), condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of either Company that, in the reasonable judgment of the Purchasers, is or may be materially adverse to either Company, or the Purchasers shall have become aware of any facts that, in the reasonable judgment of the Purchasers, have or may have material adverse significance with respect to either the value of either Company or Transohio or the value of the Notes or Shares to the Purchasers."

      As set forth in Section 8 of the Offer to Purchase as amended hereby, after the commencement of the Offer, representatives of the Purchasers and their counsel were advised of the Noteholder Litigation by representatives of the Companies and by a holder of Notes. The Noteholder Litigation seeks damages in excess of $133,000,000 in respect of the failure of ACC to pay principal of and interest on the Notes through March 5, 1997. The docket in the Noteholder Litigation indicates that the plaintiffs have moved for summary judgment, which motion appears to be pending, and also that the matter has been set down for trial. Accordingly, it is not possible for the Noteholder Litigation to be resolved finally, other than by settlement, prior to the Expiration Date. However, representatives of both ACC and such holder of Notes have confirmed to representatives of the Purchasers that the parties have conducted negotiations that have failed to lead to a completed agreement. See Section 8.

      Based upon the foregoing, the Purchasers have determined that conditions a, b and c in Section 13 of the Offer to Purchase cannot be satisfied prior to the Expiration Date. Therefore, the Purchasers hereby withdraw the Offer with respect to the ACC Preferred Shares. The terms of the Offer relating to the Notes and the TFC Common have not been modified except as specifically set forth herein. The Purchasers will not, in relation to the Offer relating to the Notes and the TFC Common Stock, invoke conditions a, b and c in Section 13 of the Offer to Purchase based on the pendency of the Noteholder Litigation, unless facts come to the attention of the Purchasers regarding the Noteholder Litigation that are not known to the Purchasers as of February 6, 1998.

15. FEES AND EXPENSES. The following language is hereby inserted in place of the first sentence of the second full paragraph on page 37 of the Original Offer to
Purchase:

      "The Purchasers will pay soliciting dealer's fees of $2.00 per $1,000 principal amount of Notes and $0.10 per TFC Common Share to brokers, dealers and other persons for soliciting tenders of Notes and Shares from their clients pursuant to the Offer, provided, however, that no such fees will be paid with respect to Notes or Shares beneficially owned by such brokers, dealers or other persons. No such fees will be paid to a soliciting broker, dealer or other person in respect of Notes or Shares registered in the name of such broker, dealer or other person unless such Notes or Shares are held by such broker, dealer or other person as nominee and such Notes or Shares are being tendered for the benefit of beneficial owners identified in the applicable Letter of Transmittal."

                             ----------------------

     Annex D, Annex E and Annex F attached hereto are a part of this Amended Supplement and are hereby made a part of the Offer to Purchase.

      The date of this Amended Supplement is February 9, 1998.

                                                                         ANNEX D

                           Alliance Standard II L.L.C.
                                  Balance Sheet
                                    4-Feb-98


Assets:

Cash                                                                  $3,810,737
                                                                      ----------
Total Assets                                                          $3,810,737
                                                                      ==========

Liabilities and Member's Equity:

Total Liabilities                                                              -

Member's Equity                                                       $3,810,737
                                                                      ----------

Total Liabilities and Member's Equity                                 $3,810,737
                                                                      ==========

                                                                         ANNEX E

                           Alliance Standard II Corp.
                                  Balance Sheet
                                    4-Feb-98


Assets:

Cash                                                                  $2,689,263
                                                                      ----------

Total Assets                                                          $2,689,263
                                                                      ==========

Liabilities and Member's Equity:

Total Liabilities                                                              -

Member's Equity                                                       $2,689,263
                                                                      ----------

Total Liabilities and Member's Equity                                 $2,689,263
                                                                      ==========

                                                                         ANNEX F


Coast Announces Government Proposal to

Discuss Out-of-Court Resolution of Regulatory Capital Litigation, and Nasdaq Approval to List CPR Certificates

      Business Editors & Banking Writers

      LOS ANGELES--(BUSINESS WIRE)--Feb. 5, 1998--Coast Savings Financial Inc. (NYSE:CSA) (PSE:CSA), the holding company of Coast Federal Bank FSB, Thursday announced that attorneys for Coast had received a letter from the Department of Justice regarding the bank's pending lawsuit against the United States government with respect to the government's alleged breach of an agreement to treat certain amounts as a permanent addition to the bank's regulatory capital.

      In that letter, the Justice Department stated that it believes "it may be productive for the parties to discuss an out-of-court resolution of the plaintiff's claim for a capital credit to its net worth." In addition, the letter stated that "(i)n order to determine whether settlement is possible, we would need additional information about this claim, particularly (the bank's) damages theories and their factual bases."

      The letter also stated that following an exchange of information, "if appropriate (the Department of Justice) would be willing to consider referring the claim, or certain specified issues, to a neutral for alternative dispute resolution."

      The company and its attorneys believe that this letter does not constitute a settlement offer or an admission of liability by the government, and the bank has not yet determined whether or how to respond to the letter. Furthermore, even if discussions are held, no assurance can be given that such discussions would lead to a settlement or to an agreement to submit the bank's claim for damages against the government or any issues to any form of alternative dispute resolution.

      The bank's attorneys were informed by the Department of Justice that similar correspondence has been delivered to other plaintiffs with regulatory "capital credit" claims against the government.

      In a separate development, the company announced that the Nasdaq has approved the Contingent Payment Right Certificates (CPR Certificates) for listing on the Nasdaq's National Market, subject only to their issuance in connection with the consummation of the proposed merger with H.F. Ahmanson.

      Assuming the proposed merger is consummated, the company expects that the CPR Certificates will be listed for trading under the symbol CCPRZ.

      Manually signed facsimile copies of the Letters of Transmittal will be accepted. The Letters of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each holder or such holder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.


                        The Depositary for the Offer is:

                        IBJ Schroder Bank & Trust Company


              By Mail:                             By Hand/Overnight Delivery:
            P.O. Box 84                                 One State Street
       Bowling Green Station                        New York, New York 10004
   New York, New York 10274-0084                Attention: Securities Processing
Attention: Reorganization Department                      Window, SC-1

                               Fax: (212) 858-2611

                            Confirm Fax by Telephone:
                                 (212) 858-2103

     Questions and requests for assistance should be directed to the Information Agent at its respective address or telephone numbers set forth below. Additional copies of this Amended Supplement, the Offer to Purchase, the Letters of Transmittal and all other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchasers' expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                     The Information Agent for the Offer is:

                                    MacKenzie
                                 Partners, Inc.
                                156 Fifth Avenue
                            New York, New York 10010
                          (212)929-5500 (Call Collect)
                                       or
                          Call Toll-Free (800)322-2885